Watts, Griffis and McOuat
Consulting Geologists and Engineers

November 6, 2006

CONSENT OF AUTHOR

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

RE: CONSENT OF EXPERT – FORM 40-F

I Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited has reviewed the Form 40-F registration statement (the “Form 40-F”) filed by Endeavour Silver Corp. (the “Company”), and agree with the statements disclosed by the Company related to the following report contained in the Form 40-F and documents incorporated by reference therein:

1.	“A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanacevi Project in Durango State, Mexico for Endeavour Silver Corp.” dated May 5, 2005, as amended May 10, 2005 (“the Report”).

I hereby consent to the use of the report by the Company and the information contained therein. I hereby consent to the reference to our firm in the Form 40-F.

Sincerely,

/s/ Velasquez Spring

Velasquez Spring, P.Eng.
Senior Geologist

VS/ls

WATTS, GRIFFIS AND McOUAT LIMITED               Suite 400 • 8 King Street East • Toronto • Canada • M5C 1B5
Tel: (416) 364-6244 • Fax (416) 864-1675 • Email: wgm@wgm.on.ca • Web: www.wgm.on.ca